FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG Group plc - Voting Rights and Capital



In accordance with the Transparency Directive's transitional provision 6 we hereby notify the market that since 22 December 2006:



BG Group plc's capital has increased by 85,074 shares to 3,558,234,754 ordinary shares in issue.



The number of BG Group plc ordinary shares held in Treasury is 146,309,350.



Therefore, the total number of voting rights in BG Group plc is 3,411,925,404.



The above figure (3,411,925,404) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BG Group plc under the FSA's Disclosure and Transparency Rules.



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 January, 2007                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary